Digicel Intermediate Holdings Limited
Digicel International Finance Limited
DIFL US LLC

Clarendon House

2 Church Street

Hamilton HM 11

Bermuda

January 24, 2024

Re:	Digicel Intermediate Holdings Limited Digicel International Finance Limited DIFL US LLC Application for Qualification of Indenture on Form T-3 File No. 022-29107

Charli Gibbs-Tabler
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Dear Ms. Gibbs-Tabler,

We refer to the Application for Qualification of Indenture on Form T-3 (File No. 022-29107) (as amended, the “Form T-3”) of Digicel Intermediate Holdings Limited, Digicel International Finance Limited and DIFL US LLC (collectively, the “Companies”), initially filed on August 21, 2023 with the Securities and Exchange Commission (the “Commission”), in connection with the qualification under the Trust Indenture Act of 1939, as amended (the “Act”), of the indenture governing the Companies’ 9.00% Senior Secured First Lien Notes due 2027.

On January 18, 2024, the Companies filed Amendments No. 1 and 2 to the above referenced Form T-3. In accordance with Section 307(c) of the Act, we hereby respectfully request the acceleration of the effectiveness of the above referenced Form T-3 so that it may become effective at or prior to 3:00 p.m. (Eastern time) on January 26, 2024 or as soon as reasonably practicable thereafter.

Please contact Michael Kaplan of Davis Polk & Wardwell at 212-450-4111 or michael.kaplan@davispolk.com or Joseph Payne of Davis Polk & Wardwell at 212-450-3378 or joseph.payne@davispolk.com to confirm the effectiveness of the Form T-3.

Very truly yours,

Digicel Intermediate Holdings Limited
Digicel International Finance Limited
DIFL US LLC

By:	/s/ Jarleth Burke
Name:	Jarleth Burke
Title:	General Counsel